Exhibit 12 (b)

GENERAL ELECTRIC CAPITAL CORPORATION

AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(In millions)	2002	2001	2000	1999	1998

Net earnings	$5,490	$5,902	$4,289	$4,208	$3,374
Provision for income taxes	960	1,734	1,555	1,553	1,185
Minority interest	95	84	86	68	49

Earnings before income taxes and minority interest	6,545	7,720	5,930	5,829	4,608

Fixed charges:
Interest	9,686	10,261	10,763	9,183	8,772
One-third of rentals	316	324	381	345	289

Total fixed charges	10,002	10,585	11,144	9,528	9,061

Less interest capitalized, net of amortization	(38)	(88)	(121)	(87)	(88)

Earnings before income taxes and minority interest, plus fixed charges	$16,509	$18,217	$16,953	$15,270	$13,581

Preferred stock dividend requirements	$57	$80	$126	$115	$97
Ratio of earnings before provisions for income taxes to net earnings	1.17	1.29	1.36	1.37	1.35

Preferred stock dividend factor on pre-tax basis	67	103	171	157	131
Fixed charges	10,002	10,585	11,144	9,528	9,061

Total fixed charges and preferred stock dividend requirements	$10,069	$10,688	$11,315	$9,685	$9,192

Ratio of earnings to combined fixed charges and preferred stock dividends	1.64	1.70	1.50	1.58	1.48